ProShare Advisors LLC

7501 Wisconsin Avenue

Suite 1000, East Tower

Bethesda, MD 20814-6527

May 11, 2012

VIA EDGAR CORRESPONDENCE

John M. Ganley, Esq.

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ProShares Trust (File Nos. 333-89822 and 811-21114)

Dear Mr. Ganley:

We are writing to respond to the comments that you communicated to us by telephone on January 31, 2012, relating to Post-Effective Amendment No. 51 under the Securities Act of 1933 and No. 59 under the Investment Company Act of 1940 (the “Post-Effective Amendment”) to the Registration Statement on Form N-1A of ProShares Trust (the “Registrant”), which was filed on December 16, 2011. As you know, the Post-Effective Amendment was filed to add a new series, ProShares USD Covered Bond (the “Fund”) to the Registrant.

For ease of reference, each comment has been restated in italics before our response. Capitalized terms not otherwise defined have the same meanings as those in the Post-Effective Amendment.

Summary Prospectus:

1.	Comment: Please explain how covered bonds are different than asset-backed securities.

Response: U.S. asset-backed securities are securitized pools of assets, the payments on which depend primarily on the cash flows generated by a specified pool of underlying financial assets. Sponsors/depositors often sell the pools of assets to special purpose vehicles, which issue the asset-backed securities, and do not retain the assets on their own financial statements. In addition, although the sponsor/depositor may provide credit enhancement or support to the issuing entity, sponsors/depositors are typically not liable for the obligations of the asset-backed issuer and are typically insulated from the claims of the asset-backed securities holders.

In contrast, covered bonds are issued by a credit institution, which is subject to public supervision and regulation. In most covered bond structures, the bond is issued directly by the credit institution. In some structures, the covered bond is issued by a special purpose entity that lends its proceeds to a credit institution. In both cases, bondholders have full recourse against the credit institution. Thus, covered bondholders have a claim against the credit institution, as well as a claim against the cover pool of financial assets, in priority to the unsecured creditors of the credit institution. In addition, while asset-backed securities are backed by a discrete pool of assets, the credit institution typically maintains the cover pool in order to support the claims of covered bondholders in the event of default by the issuing credit institution.

We have added disclosure in the summary prospectus to clarify certain of these differences.

2.	Comment: The description of the Index in the second paragraph of “Investment Objective” is too long. Please move the second paragraph of the description of the Index from the “Investment Objective” section to the “Principal Investment Strategies” section of the prospectus.

Response: The requested change has been made.

3.	Comment: The Index description notes that the covered bonds will, among other things, “meet certain principal outstanding, registration and time to maturity criteria.” Please explain what is meant by “registration” criteria.

Response: The “registration” criteria requirement had been used to indicate that the covered bonds of the Index must be registered with the Securities and Exchange Commission or eligible for resale under Rule 144A under the Securities Act of 1933. We have clarified the sentence to read that the Covered Bonds of the Index must, among other things, “be registered with the Securities and Exchange Commission or eligible for resale under Rule 144A of the Securities Act of 1933, as amended . . .”

4.	Comment: Please supplementally provide an updated fee table and expense example for the Fund.

Response: Below please find a copy of the Fund’s fee table and expense example. The fee table and expense example has been incorporated into the final EDGAR filing.

Fees and Expenses of the Fund

The table below describes the fees and expenses that you may pay if you buy or hold shares of the Fund.

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)
Investment Advisory Fees	0.35%
Other Expenses*	0.43%
Total Annual Operating Expenses Before Fee Waivers and Expense Reimbursements	0.78%
Fee Waiver/Reimbursement**	-0.43%
Total Annual Operating Expenses After Fee Waivers and Expense Reimbursements	0.35%

*	“Other Expenses” are based on estimated amounts for the current fiscal year.
**	ProShare Advisors LLC (“ProShare Advisors”) has contractually agreed to waive Investment Advisory and Management Services Fees and to reimburse Other Expenses to the extent Total Annual Operating Expenses Before Fee Waivers and Expense Reimbursements, as a percentage of average daily net assets exceed 0.35% through September 30, 2013. After such date, the expense limitation may be terminated or revised. Amounts waived or reimbursed in a particular contractual period may be recouped by ProShare Advisors within five years of the end of that contractual period to the extent that recoupment will not cause the Fund’s expenses to exceed any expense limitation in place at that time.

Example: This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of each period. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same, except that the fee waiver/expense reimbursement is assumed only to pertain to the first year. Although your actual cost may be higher or lower, based on these assumptions your approximate costs would be:

1 Year	3 Years
$ 36	$206

The Fund pays transaction and financing costs associated with transacting in securities and derivatives, if any. In addition, investors may pay brokerage commissions on their purchases and sales of the Fund’s shares. These costs are not reflected in the example or the table above.

5.	Comment: In the “Principal Investment Strategies” section, please provide a more detailed description of the composition of the Index.

Response: The requested disclosures have been added. Specifically, disclosure has been added to the “Principal Investment Strategies” section noting that, as of the date of the prospectus, there are 43 securities that comprise the Index issued by 20 issuers, all of which are financial institutions. In addition, we have provided a list showing the composition of the Index by the covered bond issuers’ country of origin, which is as follows:

Canada	59.0%
Norway	11.6%
France	6.3%
Sweden	4.9%
England	3.2%
Australia	6.0%
Switzerland	9.0%

Because each covered bond issuer is a financial institution, we have added “Financial Services Industry Debt Risk” to the prospectus. We have also added “Exposure to European Investments Risk” disclosure regarding the effect that the current European debt crisis could have on the Fund.

6.	Comment: In the “Principal Investment Strategies” section, please provide further examples of the types of assets that will be placed in the “cover pools” of the underlying covered bonds.

Response: The requested disclosure has been added. The additional disclosure notes that the cover pools will consist of assets, including residential, commercial, and ship mortgages and public sector loans, which are loans made to national, regional and local authorities to fund public sector lending (e.g., loans that support public investment and infrastructure projects), or a mix thereof. It also notes that the cover pools could include cash or cash equivalents.

7.	Comment: Please supplementally explain when and why the Fund will use derivatives.

Response: ProShare Advisors has determined that the Fund will not use derivatives. The Fund’s prospectus and SAI have been revised to reflect such determination.

8.	Comment: In the “Principal Risks – Risks Specific to Covered Bonds” section, please clarify what the statement, “certain covered bonds may be less accessible to the capital markets and may be difficult for the Fund to source.”

Response: We have clarified the sentence to read, “. . . certain Covered Bonds may be less accessible to the capital markets and may be difficult for the Fund to acquire.”

9.	Comment: Please explain why “Short Sale Exposure Risk” is included in the “Principal Risks” section.

Response: We have determined that the Fund, as a long “matching” fund that seeks to provide returns of the Index, has no short sale exposure risk and have removed the risk from the “Principal Risks” section.

10.	Comment: Please supplementally explain whether there will be large spreads associated with the trading of covered bonds.

Response: Based on a poll of six dealers, the average bid/ask spread of the covered bonds in the Index was 20 basis points. Relative to the universe of issued bonds in which dealers have backed away from quoting and/or expressed concern over liquidity of certain constituents, the covered bonds in the Index are well-traded on the over-the-counter market and were readily quoted.

11.	Comment: Please provide a description of the Index licensor.

Response: The Index licensor will be BNP Paribas, an international financial services entity with headquarters in France. Further information about the Index licensor has been disclosed in the “Information about the Index Licensor” section.

12.

Comment: In the “Name Policies” section of the Statement of Additional Information, there is a statement that the Funds of the Trust subject to the “names rule” have adopted non-fundamental policies obligating them to commit, under normal market conditions, at least 80% of their assets to investments that, in combination, have economic characteristics similar to securities contained in its index and/or financial instruments with similar economic characteristics. The disclosure notes that, for purposes of such policy, the term “assets” includes not only the amount of a Fund’s net assets attributable to investments directly providing investment exposure to the type of investments suggested by its name, but also the amount of the Fund’s net assets that are segregated on the Fund’s books and records, as required by applicable regulatory guidance, or otherwise used to cover such investment exposure. Please explain how this disclosure is consistent with the names rule.

Response: ProShare Advisors believes that the inclusion of the segregated amounts for purposes of the “names rule” is consistent with Rule 35d-1 under the 1940 Act. The segregated amounts and amounts otherwise used to cover such exposure continue to be assets of the funds and are required for certain funds of the Trust to obtain exposure to their respective index. Footnote 13 of the “names rule” adopting release, Investment Company Act Rel. No. 24828 (January 17, 2001), notes that, in certain circumstances, synthetic instruments may be applied to the 80% basket if their economic characteristics are similar to the securities included in the basket. The segregated amounts and amounts otherwise used to cover such exposure as referenced in the SAI are inextricably tied to the use of such synthetic instruments and should be counted in the same manner as those instruments.

*         *         *         *         *

We hope that these responses and revised disclosures adequately address your comments. If you or any other SEC staff member should have any further comments or questions regarding this filing, please contact me at (240) 497-6577. Thank you for your time and attention to this matter.

Very truly yours,

/s/ Kenneth C. Fang

Kenneth C. Fang

ProShare Advisors LLC

Vice President and Legal Counsel